NOVA VISION ACQUISITION CORP.

2 Havelock Road #07-12

Singapore 059763

Via Edgar

August 7, 2023

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Nova Vision Acquisition Corp. (the “Company”)

Amendment No. 1 to Form 10-K

Filed June 30, 2023

File No. 001-40713

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated July 28, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”).

In order to facilitate the review by the Commission’s staff (the “Staff”), we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Form 10-K filed June 30, 2023

Index to Financial Statements, page 39

1.	Please address the following as it relates to the restatement of your fiscal 2021 and 2022 financial statements and revise as necessary:

●	Explain why the opinion of your independent registered public accounting firm refers only to the restatement of the 2021 financial statements.
●	Revise Note 3 to include a discussion of the restatement to net cash used in investing and financing activities in fiscal 2022 relating to the common stock redemptions.
●	Tell us why you have not filed an Item 4.02 Form 8-K regarding the restatement.

Response: We respectfully advise the Staff that:

●	for point 1, the omission of reference to the 2022 financial statements was purely a scrivener’s error. Contemporaneously, the Company is filing an amendment to the Form 10-K (the “Amended 10-K”) to correct the relevant statement.
●	for point 2, Note 3 to the financial statements on page F-14 of the Amended 10-K was revised n in response to the Staff’s comments.
●	for point 3, the Company is filing an Item 4.02 Form 8-K contemporaneously.

Please reach Lawrence Venick, the Company’s outside counsel at +852 5600 0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Eric Ping Hang Wong
Nova Vision Acquisition Corp.
Chief Executive Officer